Pacific Select Fund NSAR 12-31-04
EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS



Effective May 1, 2005, the investment practices of the Pacific Select Fund were changed as follows:

The Equity Portfolio's investment practices were changed to:

..	limit its investments in American Depositary Receipts (ADRs) to
10% of its assets.
(77Q1(b) Resolution 1)

..	 amended to the Portfolio's principal investment policy
emphasize its investments in companies with market capitalizations greater than $1.5 billion at the time of purchase. (77Q1(b) Resolution 1)

..	 allow investments in real estate investment trusts without limit.
(77Q1(b) Resolution 2)

The Technology Portfolio's investment practices were changed to:

..	limit its investments in foreign securities, including brady bonds, to 33% of its assets (excludes American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) and NASDAQ listed foreign securities). (77Q1(b) Resolution 3)

The Fasciano Small Equity Portfolio's investment practices were changed to:

..	allow the Portfolio to engage in short sales against the box, as long as no more than 15% of its net assets would be subject to such short sales at any time. (77Q1(b) Resolution 4)

The Health Sciences Portfolio's investment practices were changed to:

..	amended the Portfolio's nonfundamental investment restriction to allow
Portfolio to sell property or securities short.  (77Q1(b) Resolution 5)

..	allow the Portfolio to purchase and write put and call options on securities and securities indexes that are not covered.  (77Q1(b) Resolution 5)